For the Year Ending
December 31, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)

SIMMONS FIRST NATIONAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

828730200
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons —| SIMMONS FIRST TRUST COMPANY N.A. 71-0832709

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)_________________________________________________
(b)_________________________________________________

3)	SEC Use Only________________________________________

4)	Citizenship or Place of Organization ARKANSAS

Number of Shares	5)	Sole Voting Power	-0-
Beneficially	6)	Shared Voting Power	-0-
Owned by Each	7)	Sole Dispositive Power	1,245,455
Reporting Person With	8)	Shared Dispositive Power	-0-

9)	Aggregate Amount Beneficially Owned by Each Reporting Person — 1,245,455 shares

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)	Percent of Class Represented by Amount in Row 9 —8.69%

12)	Type of Reporting Person (See Instruction) BK

Item 1(a)	Name of Issuer: SIMMONS FIRST NATIONAL CORPORATION

Item 1(b)	Address of Issuer's Principal Executive Offices:

501 MAIN STREET
P. O. BOX 7009
PINE BLUFF, ARKANSAS 71611

Item 2(a)	Name of Person Filing:

SIMMONS FIRST TRUST COMPANY, N.A.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

501 MAIN STREET
P. O. BOX 7009
PINE BLUFF, ARKANSAS 71611

Item 2(c)	Citizenship: ARKANSAS

Item 2(d)	Title of Class of Securities: CLASS A COMMON STOCK

Item 2(e)	CUSIP Number: 828730200

Item 3.	If this statement is filed pursuant to Rules 240.13d-1(b),or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☒	Bank as defined in section 3(a)6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Ac

(d)	☐	Investment Adviser registered under section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,245,455

(b)	Percent of Class: 8.69%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote
-0-
(ii)	shared power to vote or direct the vote
-0-
(iii)	sole power to dispose or to direct the disposition of
1,245,455
(iv)	shared power to dispose or to direct the disposition of
-0-

Item 5.	Ownership of Five Percent or Less of a Class. NOT APPLICABLE.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PURSUANT TO THE TERMS OF THE SIMMONS FIRST NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN, ANY DIVIDENDS RECEIVED OR PROCEEDS OF SALE OF THE SUBJECT SECURITIES WOULD INURE TO THE BENEFIT OF THE EMPLOYEES OF SIMMONS FIRST NATIONAL CORPORATION AND ITS SUBSIDIARIES, WHO ARE PARTICIPANTS IN THE PLAN, AND WOULD BE HELD, ADMINISTERED AND DISTRIBUTED IN ACCORDANCE WITH THE TERMS OF SUCH PLAN. THE PLAN COVERS IN EXCESS OF 1,000 EMPLOYEES AND NO SINGLE EMPLOYEE'S INTEREST THEREUNDER EQUALS OR EXCEEDS FIVE PERCENT (5%) OF THIS CLASS OF SECURITIES OF THE ISSUER.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.	NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group. NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group. NOT APPLICABLE.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/20/06
Date	/s/ Joe Clement
Signature
Joe Clement, President
Simmons First Trust Company, N.A., Trustee,
Simmons First National Corporation Employee Stock Ownership Plan